

Ronald Jones · 2nd

Firehawk Aerospace

Firehawk Aerospace is Making Space Transportation Safe, Reliable, and Affordable!

Melbourne, Florida · 500+ connections · **Contact info**

Featured



Ever Heard of 3D Printed Rocket Fuel?: Daily Planet
YouTube

Yes, you heard that right folks, 3D printed rocket fuel ma
upon us! Daily Planet meets the team behind this amazin
innovation! Daily Planet airs weeknig...

Experience

Chairman and Chief Scientist
Firehawk Aerospace, Inc. · Full-time
Aug 2018 – Present · 1 yr 11 mos
Melbourne, Florida USA

Firehawk Aerospace recently transitioned from a Nevada LLC to a Delaware corporation. Firehawk has developed industry-disruptive, patented 3D-Ultra rocket technology to power a broad-range of customer flight vehicles and weapon systems. Our rocket engines are the safest and most reliable ever developed. With help from industry-veteran partners, Firehawk Aerospace is developing the facilities, equipment, and capabilities needed to begin custom rocket engine design and manufacturing operations within the next 6 months.

In Transition
self-employed inventor
May 2018 – Aug 2018 · 4 mos
Indialantic, Florida



Rocket Crafters, Inc.
7 yrs 7 mos

Co-Founder & Chief Technologist
Nov 2017 – May 2018 · 7 mos
Titusville, Florida

President & Chief Technology Officer
Nov 2010 – Oct 2017 · 7 yrs
Titusville, FL

RCI's vision is to provide launch services that are safe, reliable, and affordable... to revolutioniz access to space and make it available to the rapidly growing small satellite market segment.

Chief Technology Officer
Aviradyne Technologies, Inc.
Mar 2009 – Nov 2010 · 1 yr 9 mos

Aviradyne is leader in use of Direct-Digital Manufacturing (DDM) for aerospace and defense applications. Aviradyne teams with other defense contractors, research institutions, leading universities, and others to develop next-generation materials and production systems. The Company is engaged in advanced projects relating to multifunctional composite airf ...see mor

President
Dynastrosi Laboratories, Inc.
2006 – 2009 · 3 yrs

Until its closing in 2008, Dynastrosi was a small design bureau engaged in the development of new, high-performance small wind energy systems and specialty automotive products made from advanced composite materials for client companies.

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Education

Southeastern Louisiana University



BA, Psychology
1969 – 1971
Activities and Societies: Alpha Tau Omega, Student Government, Inter Fraternity Council

Was a founding member of Alpha Tau Omega Fraternity and studied Experimental Psychology. did my senior project in the field of Psychopharmacology, completing a project aimed at understanding the biological mechanism for memory formation and learning transfer in mice. I was also a member of Student Government and served as my fraternity's president during my Junior year. During my senior year, I trained part-time as a private pilot at the local airport.



Western Kentucky University

I did not complete my degree at WKU, having transferred to Southeastern Louisiana University.
Physics Engineering
1967 – 1969
Activities and Societies: Alpha Tau Omega fraternity

I studied Physics Engineering and pledged Alpha Tau Omega Fraternity. I participated in severa Intramural Sports including tennis, diving, and flag football. I also studied German language at the advanced level.

Naval Aviation Officer Candidate School, Pensacola, FL

Comissioned Officer USNR, Aviation
1971 – 1972
Activities and Societies: I was a member of the Naval Command Choir.

Trained as a Naval Officer and as a Naval Aviator

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Volunteer Experience

Member Board Of Trustees

THE COMMUNITY CHAPEL OF MELBOURNE BEACH, INC.
Oct 2018 – Present • 1 yr 9 mos

Member

NASA - Lunar Surface Innovation Consortium
Mar 2020 – Present • 4 mos
Science and Technology

The Lunar Surface Innovation Consortium is a new initiative sponsored by NASA to identify and develop the needed technologies for the U.S. to create and maintain a persistent human presence on Earth's moon.



